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                          April 24, 2024

       Nangeng Zhang
       Chief Executive Officer
       Canaan Inc.
       28 Ayer Rajah Crescent
       #06-08
       Singapore 139959

                                                        Re: Canaan Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed on April 17,
2024
                                                            File No. 333-278762

       Dear Nangeng Zhang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Justin You Zhou